INNERSCOPE ADVERRTISING AGENCY, INC.

2281 Lava Ridge Court, Suite 130

Roseville, CA 95661

May 3, 2016

Filed Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4631

ATTN:	Larry Spiegel
Assistant Director

Re:	Innerscope Advertising Agency, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 15, 2016
File No. 333-209341

Dear Mr. Spiegel:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated February 26, 2016, with respect to the above-referenced filing. Amendment No. 1 to Registration Statement on Form S-1 of Innerscope Advertising Agency, Inc., a Nevada corporation (the “Company”), incorporates our responses to your comments. Our responses below follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	We note that you are registering 302,000 shares for resale by the selling stockholders. These 302,000 shares appear to constitute all the shares held by shareholders who are not affiliates of the company. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the fact there is currently no market for your common shares, it appears that the selling stockholders may be acting as a conduit for the company in an indirect primary offering designed to create a market for your shares. Please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering. Your response should provide an analysis of each of the factors material to this determination, taking into consideration each of the factors identified in in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, as well as any other factors you deem relevant.

Response 1:

For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The 302,000 Shares to be registered for resale under the Registration Statement, include all 302,000 Initial Shares issued to the Selling Stockholders in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. Such Initial Shares were sold in their respective amounts between the dates of March 14, 2014 and June 18, 2014. Thus, as of the date of this letter, the 302,000 Initial Shares have been held by the Selling Stockholders for at least twenty one (21) months. Each individual sale of Common Stock to each and every investor was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. As described below, the Selling Stockholders made customary investment and private placement representations in the Investor Subscription Agreement.

As of the date of this letter, the Selling Stockholders have held the 302,000 Initial Shares for at least twenty one (21) months. This holding period provides additional support to show that the Selling Stockholders acquired the Shares for investment, do not have an intent to distribute the Shares on behalf of the Company, and are not acting as underwriters. In addition, due to the historically non-existent trading volume in the Common Stock, the Company believes that the Selling Stockholders likely would need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such a large number of shares into the public market without significantly reducing the price that they would receive.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders acquired their respective Shares in a bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act.

In the Investor Subscription Agreement, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are comprised of private investment funds and individual investors. The Company does not have an underwriting relationship with any of the selling stockholders, each of whom acquired the Shares in a negotiated transaction for the fair market value on the date of issuance and represented to the Company that they were acquiring the Shares for their own accounts and not with a view to resale or distribution, and that they did not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. The Company did not and will not pay commissions or fees to any of the selling stockholders and will not receive proceeds from the resale of the Shares.

None of the Selling Stockholders is on the Company’s board of directors, nor do they have any representative on the Board of Directors. Additionally, none of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholders are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute Shares on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the Investor Subscription Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. The Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved

The Company is seeking to register approximately 302,000 shares of common stock for resale, and has total outstanding common stock of approximately 20,302,000. Approximately 20,000,000 shares of outstanding common stock are beneficially owned by affiliates of the Company.  None of the shares which are being registered for resale on the Registration Statement are held by affiliates of the Company.  Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the offering is a primary distribution or a secondary resale is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public.

The Staff has indicated that it will inquire as to the nature of any offering styled as a secondary that registers shares for resale in excess of one-third of the issuer’s public float. Our understanding is that the intended purpose of this test is to flag transactions for staff review, in order to ensure that securities purchased in “toxic” PIPE (private-investment, public-equity) transactions were not resold to the public. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Public announcement of the PIPE transaction could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors.

However, we believe that this test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering, as evidenced by CD&I No. 612.09. The Staff has also indicated, in its Securities Act Rules Compliance and Disclosure Interpretation No. 612.12, dated January 26, 2009, and in its Securities Act Forms Compliance and Disclosure Interpretation No. 216.14, dated February 27, 2009, that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

The foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the selling stockholders are acting as conduits for the issuer. In this instance, none of the circumstances of the offering indicate that the selling stockholders are reselling the Shares on behalf of the Company. None of the selling stockholders are affiliates of the Company. The duration of the Selling Stockholders’ investment in the Shares, considering the extensive length of time they held the securities of the Company demonstrates investment intent. The Selling Stockholders did not acquire the Shares under circumstances that would indicate that such persons were receiving compensation from the Company in connection with the resale of the Shares or that the Company had any financial interest in the resale of the Shares. Finally, as explained below, the Selling Stockholders are not in the business of underwriting securities. In light of these circumstances, we submit that the number of Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 0.74% held by Margaret May. Moreover, the Shares covered by the Registration Statement consist of shares held by 24 separate Selling Stockholders, and not by one large Selling Stockholder.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of private investment funds and individual investors. The Company has been advised that none of the 24 Selling Stockholders is an affiliate of a broker-dealer and that none of the Selling Stockholders is a broker-dealer. The Company has no relationship with any broker-dealers nor does it have any relationship with any affiliates of broker-dealers. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the Initial Shares over twenty one (21) months ago in a bona fide private placement transaction in which they made the typical investment and private placement representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Shares, and likely will continue to do so for a significant period of time given the non-existent trading volume and lack of historical pricing data of the Common Stock. To the Company’s knowledge, the Selling Stockholders are comprised of 24 private investment funds and individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company will receive no portion of the proceeds from any respective Selling Stockholders sale.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Prospectus Cover Page

2.	You disclose the number of issued and outstanding shares as of September 30, 2015. Please provide this information as of the most recent practicable date.

Response 2: We have updated the date of the issued and outstanding shares to be 20,302,000 as of March 31, 2016.

3.	It is unclear from your disclosure here and elsewhere in the prospectus whether you intend to seek to have your shares quoted on the OTC BB or on OTC Markets, or on which tier of the latter. Please revise to reconcile.

Response 3: We have revised the prospectus to indicate we will seek to have our shares quoted on the OTC Markets on the OTCPink tier.

Risk Factors, page 9

Our Directors and Officers possess the majority of our voting power, and through this ownership, control our Company and our corporate actions, page 14

4.	You refer at first to your current officers and directors as a group, and then refer to “this officer/stockholder.” Please revise to clarify who the phrase “this officer” refers to.

Response 4: We have revised the risk factor to refer to the current officers and directors as a group.

We Are Selling up to 302,000 Shares of Our Common Stock, and Purchasers, If Any, Will Not Have the Benefit of an Underwriter or Broker Selling Our Shares, page 17

5.	It is not clear how this risk factor applies to your secondary offering. When you state that “we are selling” shares “on a self-underwritten basis,” it appears to refer to a primary offering. Please revise or delete this risk factor.

Response 5: We have deleted this risk factor.

Description of the Business, page 26

Overview, page 26

6.	Please revise the description of your business throughout the prospectus so that the nature and extent of your current operations are clear and are distinguished from your proposed or aspirational business plans. For example, please discuss the extent of your current operations by disclosing the nature of the services you have provided to Moore Family Hearing Company, the related party that was responsible for the bulk of your revenues for the last three years. Clarify what services are proposed or aspirational. For example, it appears that the Alliance plan is not yet operational, but this is not clear in your prospectus summary. Please revise to explain whether there are any members and whether you consider the Alliance to be a strategic part of your business plan.

Response 6: We have revised the description of our business throughout the prospectus to distinguish current operations from our proposed business plans.

7.	Please describe more specifically the “many major markets across the United States.”

Response 7: We have added disclosure naming some of the major cities of our clients.

8.	In the third paragraph, you describe the services offered by the company as grouped into four disciplines. Please revise to describe the nature of each of these disciplines.

Response 8: We have revised the prospectus to include the services provided in each of the four disciplines.

9.	Please revise to clarify the term “value proposition” at the top of page 27.

Response 9: We have added clarification to the term “value proposition”.

10.	Please file as an exhibit the April 2013 the supply agreement between Intela-Hear and GN ReSound, or provide your analysis of why you do not think you are required to file it pursuant to Regulation S-K Item 601(b)(10).

Response 10: The Company has separately provided a written request for Confidential Treatment of Information with the Office of the Secretary pursuant to Rule 406 promulgated pursuant to the Securities Act of 1933. The Company has provided a redacted version of the requested agreement for EDGAR filing, pending further approval from the Office of the Secretary.

11.	When you state that Intela-Hear Alliance members can “leverage the expertise of IAA in marketing and advertising,” clarify whether this refers to privileges beyond what normal clients are able to purchase. For example, do they receive a discount on those services?

Response 11: The Alliance will be creating a Business Development Fund (BDF) for every Alliance Member created from their monthly hearing device purchases from the Alliance group. The Alliance will contribute 5% of the monthly total or net paid hearing instruments purchased through the member’s Alliance account every month and deposited into a BDF to be used or credited toward that member’s future marketing/advertising contracted with the Company.

12.	We note your statement on page 10 that your business model differs from many of your competitors’. Please clarify how your actual business operations (versus aspirational plans) are different or innovative.

Response 12: We have revised our disclosure to clarify that while management believes our current operations differs from our competitors because of the array of marketing and advertising services we provide, an added competitive feature will be from the establishment of the Alliance.

The Alliance Plan, page 29

13.	Please disclose the expected timing for the launching of the Alliance.

Response 13: We have revised the prospectus to state that we plan to launch the Alliance in the fourth quarter of 2016.

14.	Please clarify the nature of any fees to be received by the company from members of the Alliance, particularly in regard to the different levels of membership.

Response 14: The Company will not receive any fees from any members of the Alliance. The different levels of membership only determines the discount the member receives in their purchases of product ordered from GN Resound.

Marketing Support, page 30

15.	Please clarify how why you believe companies would choose to be members of the alliance if they will receive the same discount whether they use the ReSound products or not.

Response 15: We have revised the description to clarify, that only by being a member of the Alliance that they will be able to receive a discounted price. The same discount will apply if they buy GN Resound branded product or Alliance branded product (“Intela- Hear”)

16.	Please clarify what the “Patient Journey Process” is.

Response 16: We have added disclosure regarding the “Patient Journey Process”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Capital Resources and Liquidity, page 34

17.	Please discuss the sufficiency of your liquidity and capital resources, on both a long-term and short-term basis. We would consider long-term to be twelve months or greater. We note the risk factor discussing liquidity at the bottom of page 10, as well as the risk factor on page 13 that you may need to raise additional capital in order to execute your business plan. Please discuss this risk in greater detail, disclosing how much capital you expect to need.

Response 17: The prospectus has been revised to address the concerns of Comment 17.

For the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, page 35

18.	We note that the amount of revenues from non-related parties increased materially in the nine months ended September 30, 2015. Please discuss whether you expect this trend to continue.

Response 18: The trend of revenues from non-related parties continued to increase during the fourth quarter of 2015, as indicated in the updated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015 compared to the year ended December 31, 2014; however, the customer who was responsible for the increase, did not utilize our services in the first quarter of 2016. The Company is in discussions with the customer to resume their advertising and marketing program in the second calendar quarter of 2016.

Transactions With Related Persons, Promotors and Certain Control Persons, page 40

19.	You disclose on page 48 that, on June 20, 2012, you issued 490,000 shares of common stock to MD Capital Advisors, Inc. “as founder’s shares for their services in assisting with the business plan and formation of the Company.” Please identify MD Capital Advisors, Inc. as a promoter and provide the disclosure required by Regulation S-K Item 404(c).

Response 19: We have identified MD Capital Advisors, Inc. (“MD Capital”) as a promoter. Michael Chermak is the control person of MD Capital.

Exhibit Index, page 50

20.	Please file as an exhibit the June 2012 Business Consulting Agreement referenced on page F-11.

Response 20: We have included in the filing of this amendment to the prospectus the June 2012 Business Consulting Agreement as Exhibit 10.7.

General

21.	Please update your audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2015.

Response 21: We have updated our audited financial statements and other financial information on the filing to include the fiscal year ended December 31, 2015.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please do not hesitate to contact us.

Sincerely,

/s/ Matthew Moore

Matthew Moore

President

cc: Ryan S Anderson, Esq.